# Decentralizing Talent Management

OHIOS

Ohos decentralizes performance evaluation with a blockchain-like architecture via ongoing crowdsourced feedback

By completely reimagining an old and broken process Ohos:

- Increases leadership diversity
- Reduces turnover
- Boosts leader success
- Streamlines Succession Planning



# Current Clients

## (All paying)



~$6500 MRR
1600
1200
800
400
0
Launch,
Oct 2016
Oct
Dec
Feb
Apr
Jun
Aug
Oct
Dec
Feb
Apr
Jun

alteryx

choozle

sovrn

Stacy and Witbeck

Shinesty

OHOS

campuslogic

bwbacon group

blūm MD CENTER FOR HEALTH

1st SouthWest Bank
We Can Help You Get There

NEW WORLD

Relevant Play

INTERWEST



Other performance tools fail because **they use the same top-down evaluation process that created the problem in the first place.**

**Managers identify the wrong people for leadership promotion 80% of the time***

*Korn Ferry, 2016

# Solution

HOLISTIC DATA COLLECTION

FEEDBACK FROM EVERYONE

CLEAR ANALYTICS

ACTIONABLE DATA

# How it Works

## EXISTING MODEL


Periodic
Manager
Peers
Peers

## OHOS


Continuous
clients/
vendors

# Market Validation

## Within months our clients report

**90%** — Faster decision making

**80%** — Early warning of retention issues

**60%** — Better promotion decisions/transitions

**125%** — Client renewal and/or expansion

# Client Feedback

OHOS

INTERWEST

"We discovered leaders we didn't know we had and addressed performance issues with greater ease and speed than ever."

**- Hugh Benardi, Jr., CEO**

NEW WORLD

"I have more information in 2 months about my employees than I have ever had."

**- Keith Warner, President**

bwbacon group

"We now have in-depth, real time insight into our organization's performance and health."

**- Dave Bacon, CEO**

cloud elements

"Ohos illuminates the pulse of my people and the authenticity of our culture"

**- Mark Geene, CEO**

# Market Size

**40 Million**

**Small-Mid Cap**
Total Employees

**6 Million**

**Narrow Market**
18% Innovators &
early adopters

**366k**

**Immediate Focus**
Series A growth/progressive
cultures
5 year target capture

# Business Model

366k → $9/mo → $32.8M

**Ohos Users**
5 year target

**Subscription Fee per user**

**Recurring Revenue in 5 years**
2023

# Customer Acquisition & Lifetime Value

| CAC | < | LTV |
|---|---|---|
| $22 | | $324 |
| Current/user | | Over 3 years |

# Market Adoption

| Partnerships | Cross Selling Integrations | Thought Leadership |
| --- | --- | --- |

# Growth Targets

| | Year 1 (actual) | 2018 | 2019 | 2020 | 2021 | 2022 |
|---|---|---|---|---|---|---|
| Users | 1075 | 3.6k | 24.3k | 89.8k | 207.9k | 366k |
| Revenue | $29.7k | $163k | $1.4M | $6.1M | $17.1M | $32.8M |
| COGS & OpEx | -$237k | -$466k | -$2.1M | $3.8M | $6M | $8.3M |
| Operating Income | -$207.3k | -$303k | -$727k | $2.3M | $11.1M | $24.5M |

# Exit Market

| Target | Acquired by | Date | Amount | Multiple | Strategy |
|---|---|---|---|---|---|
| CEB WHAT THE BEST COMPANIES DO | Gartner | 2017 | $2.6B | 3x | Add HRM |
| Evanta® | CEB WHAT THE BEST COMPANIES DO | 2016 | $275M | 9x | Market Synergy |
| Rypple | salesforce | 2014 | $60M | 20x | Product Addition |
| HALOGEN SOFTWARE | SABA | 2016 | $293M | 10X | Market capture |

Likely Exit Partners → GUSTO, syncHR, LinkedIn

# Team

OHOS



**DAVE NEEDHAM**
CEO
Founder

crocs
VAIL RESORTS
EXPERIENCE OF A LIFETIME



**STEVEN EASTER**
VP of Engineering
Co-founder

reachENGINE by Levels Beyond
CLICKFOX THE JOURNEY COMPANY



**CHRISTY PALAZZO**
VP of Business Dev/Sales

Compass3 Employee Engagement as a Service
EmpPact



**PHIL SNYDER**
Principal QA

reachENGINE by Levels Beyond
CLICKFOX THE JOURNEY COMPANY

# Advisory Board



**KIMBERLY LUCAS**
HR Leader
CEO of Goldstone Partners



**MURRAY ARENSON**
Finance
CEO of Pluribus Capital



**JOSEPH NORRIS**
Marketing
CMO of Neusoft



**JOEL JACOBSEN**
Legal
Partner at Rubicon Law

# Real-time People Data for Today's Workplace

OHIOS

## TEAM

Industry Experience

Strong Execution

Experienced Advisors

## GROWTH

Key Hires

Market-Driven Development

Sales & Marketing

## OPPORTUNITY

Hot Marketplace

Industry Agnostic

Early Exit Potential

# Appendix Slides

# Exit Market

OHOS

"Tools for engagement, pulse surveys, feedback management, and culture assessment is white hot."

*–Bersin by Deloitte, 2017*

# Competition



360s/Assessments
SABA
HALOGEN SOFTWARE
LEADERSHIP ASSESSMENTS
Real-time People Analytics
OHIOS
Palatine Analytics
ACTIONABLE
PERIODIC
REAL - TIME
Movement
Traditional
Kenexa
surveygizmo
successfactors
Taleo
SurveyMonkey
Peer-Peer
Small Improvements
Reflektive
zugata
BetterWorks
impraise
INFORMATIONAL

# Competitive Advantages

AGILE

COMPARATIVE

PORTABLE

ACTIONABLE

DEVELOPMENT

HISTORICAL

PREDICTIVE